Exhibit 99.1

Borr Drilling Limited - Mandatory notification of trades

Reference is made to Borr Drilling Limited’s (“Borr Drilling”) (NYSE, OSE: “BORR”) stock exchange announcements of August 10, 2022, relating to the pricing of the equity offering through the subscription and allocation of a total of 69,444,444 new common shares (the “Offer Shares”), each at a subscription price of USD 3.60 per Offer Share (equivalent to NOK 35.00 per Offer Share), raising gross proceeds of USD 250 million. The Offer Shares will be listed on the New York Stock Exchange.

The following persons discharging managerial responsibilities (“PDMRs”) in Borr Drilling have subscribed for and been conditionally allocated the following Offer Shares at the Subscription Price:

Companies affiliated with Director and Chairman Tor Olav Trøim: 5,555,555 Offer Shares. After delivery, Trøim and his affiliated parties will represent an ownership in Borr Drilling of 15,780,490 shares in the Company.

Neil Glass, Director of Borr Drilling: 12,500 Offer Shares. After delivery, Mr. Glass will own 128,652 shares in the Company

Patrick Schorn, Chief Executive Officer of Borr Drilling: 100,000 Offer Shares. After delivery, Mr. Schorn will own 1,100,000 shares in the Company.

Magnus Vaaler, Chief Financial Officer of Borr Drilling: 10,000 Offer Shares. After delivery, Mr. Vaaler will own 75,000 shares in the Company.

August 10, 2022
Hamilton, Bermuda

This information is subject to disclosure requirements pursuant to Sections 4-2 and 5-12 of the Norwegian Securities Trading Act and article 19 of the Regulation EU 596/2014 (Market Abuse Regulation).